SCHEDULE A


Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedule:


         Average Daily Net Assets*                   Rate

         First $50 million                           0.50%
         Next $50 million                            0.40%
         Thereafter                                  0.35%


*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets are $200 million, a rate of 50 bps would apply to $50 million, a rate of 40 bps would apply to $50 million, and a rate of 35 bps would apply to the remaining $100 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the following fund:

         AZLSM Turner Small Cap Growth Fund







Date:  June 13, 2007